BNP PARIBAS

G.D.F. Investor Relations
& Financial Information

M.GROUVEL
☎ 33-1.42.98.23.40
Fax 33-1.42.98.21.22

04054108

3 Decembre 2004

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street
Washington, DC 20549

Re : Information furnished pursuant to Rule 12g3-2b (1) (iii)
File n° 82-3757

Sirs,

In connection with the exemption granted to BNP PARIBAS (« the Company ») from the requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the « Exchange Act ») pursuant to Rule 12g3-2(b) under the Exchange Act (the « Rule »), File 82-3757, the Company encloses herewith the English version of its 2004 First Half Report.

We would be grateful if you could acknowledge receipt of the present document by returning to us the enclosed letter.

Sincerely yours,

Enclosure : 2004 First Half Report
Acknowledgement of receipt

BNP Paribas Group
First Half 2004 Report


BNP PARIBAS

BNP PARIBAS



Key Figures

RESULTS

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	9,374	9,164	+2.3%
Gross Operating Income	3,724	3,431	+8.5%
Operating Income	3,264	2,774	+17.7%
Pre-tax Income	3,759	2,903	+29.5%
Net Income, Group Share	2,615	1,864	+40.3%

Net Banking Income



Asset Management and Services
16%
Corporate and Investment Banking
31%
Retail Banking
53%

Gross Operating Income



Asset Management and Services
15%
Corporate and Investment Banking
34%
Retail Banking
51%

BUSINESS

in millions of euros	30.06.2004	31.12.2003	30.06.2003
Total Assets	903.4	783.1	768.9
Customer Deposits	316.5	282.6	282.6
Customer Loans (gross)	255.0	231.5	233.7
Shareholder's Equity [1]	28.4	28.3	27.2

[1] *before income appropriation*

RATINGS

Standard & Poor's	AA	Stable outlook
Moody's	Aa2	Stable outlook
Fitch	AA	Stable outlook

INTERNATIONAL CAPITAL ADEQUACY RATIO

	30.06.2004	31.12.2003	30.06.2003
Total Capital Ratio	11.4%	12.9%	12.8%
Tier One Ratio	8.4%	9.4%	8.9%

	30.06.2004	30.06.2003
Six Month Earnings per Share (in euros)	3.08	2.15
Market Capitalisation (in bilions of euros)	44.4	39.6
Number of Group Employees	89,700	89,365

Shareholder Information

BNP PARIBAS OWNERSHIP STRUCTURE AS AT 6 JULY 2004(*)

(based on voting rights)


Public
7.6%
AXA
6.3%
Employees
5.9%
- o/w corporate mutual funds: 4.5%
- o/w directly owned: 1.4%
Other and unidentified
8.1%
Institutional investors
72.1%
- European: 56.4%
- Outside Europe: 15.7%

(*) After the share issue reserved for employees.

SHARE CAPITAL

As at 28 January 2004, BNP Paribas' share capital stood at EUR 1,807,231,208 divided into 903,615,604 shares. Since then, three series of transactions have led to changes in the number of shares outstanding:

- cancellation of 25 millions shares, previously bought by the Group in the context of its share buy-back programme,
- a total of 606,978 new shares were issued upon exercise of stock options,
- 5,477,862 shares were subscribed through a share issue reserved for employees.

As at 6 July 2004, **BNP Paribas' share capital stood at EUR 1,769,400,888 divided into 884,700,444 shares.** The shares are fully paid-up and are held in registered or bearer form at the choice of their holders, subject to compliance with the relevant legal provisions. **None of the Bank's shares carry double voting rights.**

CREATING VALUE FOR SHAREHOLDERS

BNP Paribas uses two methods to measure the value created for shareholders, based on term investment period reflecting the length of time that the majority of individual investors hold their BNP Paribas shares.

TOTAL SHAREHOLDER RETURN -TSR:

Calculation parameters:
- the dividend includes the avoir fiscal tax credit at a rate of 50% and is assumed to have been reinvested in BNP then BNP Paribas shares, at the opening price on the first trading day after the ex-dividend date,
- returns are gross returns, i.e. before any tax payments.

• since privatisation in October 1993
- Initial investment = 1 share at the IPO price (EUR 36.59) on 18 October 1993.

- Dividends reinvestment and March 1995 allocation of one share for every 10 shares acquired at the time of the IPO and held for 18 months.

Two-for-one share-split on 20 February 2002

- On 30 June 2004:
3.0356 shares at a closing price of EUR 50.55 = EUR 153.45

Initial capital multiplied by 4.2
Total shareholder return: 14.33% per year

• since mid-1999 = over 5 years
- Initial investment = 1 share at the opening trading price on 1 July 1999 = EUR 80.90

- Dividends reinvestment

Two-for-one share-split on 20 February 2002

- On 30 June 2004:
2.3814 shares at a closing price of EUR 50.55 = EUR 120.38

Initial capital multiplied by 50%
Total shareholder return: 8.27% per year

BNP PARIBAS REGISTERED SHARES

SHARES REGISTERED DIRECTLY WITH BNP PARIBAS

The 21,467 shareholders whose shares were registered directly with BNP Paribas at 30 June 2004:
- automatically receive all documents regarding the company which are sent to shareholders,
- have access to a toll free telephone number (from France) to place buy or sell orders: 0 800 600 700,
- benefit from special, discounted brokerage fees,
- have access to "GIS Nomi" (http://gisnomi.bnpparibas.com), a fully secure dedicated web server in order to view their registered share accounts as well as place and track their trading orders,
- and as always, pay no custodial fees and are systematically invited to the General Meeting.

REGISTERED SHARES HELD IN AN ADMINISTERED ACCOUNT

BNP Paribas is also extending its administered share account services to institutional shareholders. For institutional shareholders, this type of account combines the main benefits of holding shares in a bearer form as well as those of holding registered shares:
- the shares can be sold at any time, through the shareholder's usual broker,
- the shareholder can have a single share account, backed by a cash account,
- the shareholder is systematically invited to attend and vote at General Meetings, without the invitation being sent through a third party,
- the block on the sale of the shares in the days leading up to the meeting does not apply.



Board of Directors

BOARD OF DIRECTORS

Since the General Meeting of 28 May 2004, the names and positions of the current members of the Board of Directors of the Bank are as follows:

	Principal function
Michel Pébereau	Chairman, BNP Paribas
Patrick Auguste	Director, BNP Paribas (elected by employees)
Claude Bébéar	Chairman of the Supervisory Board, AXA
Jean-Louis Beffa	Vice Chairman, BNP Paribas Chairman and Chief Executive Officer, Saint-Gobain
Gerhard Cromme	Chairman of the Supervisory Board, ThyssenKrup
Michel François-Poncet	Vice Chairman, BNP Paribas
Jacques Friedmann	Company Director
Jean-Marie Gianno	Director, BNP Paribas (elected by employees)
François Grappotte	Chairman, Legrand
Alain Joly	Chairman of the Supervisory Board, Air Liquide
Denis Kessler	Chairman and Chief Executive Officer, Scor
Jean-François Lepetit	
Lindsay Owen-Jones	Chairman and Chief Executive Officer, L'Oréal
Hélène Ploix	Chairman, Pechel Industry
Baudouin Prot	Chief Executive Officer, BNP Paribas
Louis Schweitzer	Chairman and Chief Executive Officer, Renault
Jean-François Trufelli	Director, BNP Paribas (elected by employees)

Half Year 2004 Review of BNP Paribas Group's Activities and Results



SOARING PROFITABILITY:

Annualised ROE: 18.5 %
(+ 4.5 points)

SUSTAINED ORGANIC GROWTH IN ALL THE CORE BUSINESSES:

Rise in the Risk Weighted Assets: + 12.4 %
Enhanced competitive positions

SIGNIFICANT ACQUISITIONS:

2 billion euros in agreements/MOU announced since the beginning of the year

RESULTS UP SHARPLY

In the first half 2004, the recovery of the economy was confirmed and was more marked in the United States than in Europe with, as a corollary, a rise in long-term interest rates and a stabilisation of the dollar vis-à-vis the euro. Equity markets consolidated their recovery which commenced in 2003 but did not rise significantly further.

BNP Paribas capitalised on this mixed environment, posting 9,374 million euros in half yearly net banking income, up 2.3% compared to the first half 2003 level. This boost in revenues was accompanied by a decline in operating expenses and depreciation, down 1.4% compared to the first half 2003 level.

Gross operating income thus totalled 3,724 million euros, up 8.5% compared to the first half 2003. The cost/income ratio, which improved 2.3 points at 60.3%, is the Group's best performance ever on a half year basis.

Net additions to provisions (460 million euros) were 30.0% below the first half 2003 level.

The half yearly operating income thus totalled 3,264 million euros, up 17.7% compared to the first half 2003.

Disposals of equity investments, consistent with the Group's strategy, generated higher capital gains (604 million euros) compared to the first half 2003 (344 million euros).

Corporate taxes were up 5.1% compared to the first half 2003, which saw the one-off impact of the listed real-estate company Klepierre's change in tax status. Furthermore, the disposal of Cobepa in the second quarter 2004 substantially reduced the capital gains tax for the full half year. The net income, group share, at 2,615 million euros, soared (+40.3%).

Annualised return on equity was 18.5% for the full first half of the year.

All the Group's core businesses were instrumental in this performance and posted sharp rises in their incomes.

On 30 July 2004, BNP Paribas's Board of Directors, chaired by Michel Pébereau, reviewed the Group's results for the second quarter of the year as well as the semester's accounts.

CONSOLIDED PROFIT AND LOSS ACCOUNT

In millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income (1)	**9,374**	**9,164**	**+2.3%**
Operating Expenses and Dep.	-5,650	-5,733	-1.4%
Gross Operating Income	**3,724**	**3,431**	**+8.5%**
Provisions	-460	-657	-30%
Operating Income	**3,264**	**2,774**	**+17.7%**
Associated Companies	104	39	x 2.7
Gains et Provisions on Investments	604	344	+75.6%
Amortisation of Goodwill	-181	-200	-9.5%
Extraordinary Items	-32	-54	-40.7%
Non Operating Items	**495**	**129**	**n.s.**
Pre-Tax Income	**3,759**	**2,903**	**+29.5%**
Tax Expense	-944	-898 (2)	+5.1%
Minority Interests	-200	-141 (2)	+41.8%
Net Income Group Share	**2,615**	**1,864**	**+40.3%**
Cost / Income	**60.3%**	**62.6%**	**-2.3 pt**
Annualised ROE after Tax	18.5%	14.0%	+4.5 pt

(1) *Including Commission income*	*3,440*	*3,110*	*+10.6%*

Fees, revenues from the insurance business, other net banking operating income and miscellaneous net income.

(2) *EUR 130 million reserve set aside for taxes in connection with Klépierre's adoption of a new tax status. Corresponding reduction in minority interests of EUR 60 million.*

A POWERFUL SALES AND MARKETING DRIVE AND RESULTS UP SHARPLY IN ALL THE CORE BUSINESSES.

RESULTS OF THE CORE BUSINESSES

1- RETAIL BANKING

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**4,923**	**4,750**	**+3.6%**
Operating Expenses and Dep.	-3,049	-2,981	+2.3%
Gross Operating Income	**1,874**	**1,769**	**+5.9%**
Provisions	-368	-361	+1.9%
Operating Income	**1,506**	**1,408**	**+7.0%**
Amortisation of Goodwill	-131	-148	-11.5%
Other Non Operating Items	54	29	+86.2%
Pre-Tax Income	**1,429**	**1,289**	**+10.9%**
Cost / Income	61.9%	62.8%	-0.9 pt
Allocated Equity (Ebn)	9.6	9.3	+3.1%
Pre-Tax ROE	**30%**	**28%**	**+2 pt**

At constant scope and exchange rates	% Change
Net Banking Income	**+4.3%**
Operating Expenses and Dep.	+2.5%
Gross Operating Income	**+7.2%**
Provisions	-1.6%
Operating Income	**+9.5%**
Pre-Tax Income	**+12.1%**

The net banking income generated by Retail Banking's operations rose considerably (3.6%) compared to the first half 2003, to 4,923 million euros. Gross operating income (1,874 million euros) surpassed by 5.9% the level attained in the first half 2003 and pre-tax income came to 1,429 million euros (+10.9%).

French Retail Banking (FRB)

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**2,520**	**2,412**	**+4.5%**
Incl. Commissions	*1,077*	*1,005*	*+7.2%*
Incl. Interest Margin	*1,443*	*1,407*	*+2.6%*
Operating Expenses and Dep.	-1,702	-1,655	+2.8%
Gross Operating Income	**818**	**757**	**+8.1%**
Provisions	-112	-109	+2.8%
Operating Income	**706**	**648**	**+9.0%**
Non Operating Items	-1	-5	-80.0%
Pre-Tax Income	**705**	**643**	**+9.6%**
Income Attribuable to AMS	-38	-27	+40.7%
Pre-Tax Income of FRB	**667**	**616**	**+8.3%**
Cost / Income	67.5%	68.6%	-1.1 pt
Allocated Equity (Ebn)	4.6	4.5	+3.3%
Pre-Tax ROE	**29%**	**28%**	+1 pt

The French banking network[1],posted net banking income that was up 4.5% compared to the first half 2003, at 2,520 million euros. Net interest revenue edged up 2.6% to 1,443 million euros and commission rose 7.2% to 1,077 million euros. Keeping operating expenses and depreciation under control (+2.8%) helped push gross operating income up 8.1%. The cost/income ratio made further progress at 67.5% (compared to 68.6% in the first half 2003). Pre-tax income (705 million euros) was up 9.6%.

After allocating AMS[2] a third of the income from French Private Banking, the FRB core business' pre-tax income was up 8.3% at 667 million euros.

For the entire first half of the year, FRB's return on allocated equity was 29% (+1 point compared to the first half 2003).

This business had excellent performance in terms of savings inflows (life insurance, retirement savings funds). It continues to experience a sharp rise in consumer lending (+15.2% compared to the first half 2003), in particular mortgage lending. The rebound in corporate lending, patent since the beginning of 2004, continued during the second quarter (+2.8% compared to the first quarter).

(1) *With 100% of Private Banking in France*

(2) *Asset Management and Services, the new name of the Private Banking and Asset Management core business*

International Retail Banking and Financial Services (IRFS)

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**2,486**	**2,409**	**+3.2%**
Operating Expenses and Dep.	-1,392	-1,370	+1.6%
Gross Operating Income	**1,094**	**1,039**	**+5.3%**
Provisions	-256	-252	+1.6%
Operating Income	**838**	**787**	**+6.5%**
Amortisation of Goodwill	-131	-148	-11.5%
Other Non Operating Items	55	34	+61.8%
Pre-Tax Income	**762**	**673**	**+13.2%**
Cost / Income	56.0%	56.9%	-0.9 pt
Allocated Equity (Ebn)	5.0	4.8	+2.9%
Pre-Tax ROE	**31%**	**28%**	+3 pt

At constant scope and exchange rates	% Change
Net Banking Income	**+4.4%**
Operating Expenses and Dep.	+2.2%
Gross Operating Income	**+7.4%**
Provisions	-3.5%
Operating Income	**+11.0%**
Pre-Tax Income	**+15.6%**

IFRS's net banking income rose 3.2% compared to the first half 2003, at 2,486 million euros. Gross operating income jumped 5.3% to 1,094 million euros, driven by a fresh improvement of the cost/income ratio, at 56.0%.

The cost of risk was slightly up compared to the first half 2003 (+1.6%) and the business posted a sharp rise in pre-tax income, up 13.2%, at 762 million euros.

For the entire first half of the year, IFRS's return on allocated equity was 31%, up 3 points compared to the first half 2003.

BancWest improved its pre-tax income by 5.6% (14.2%, assuming constant exchange rates, the dollar/euro parity having fallen on average 9.2% between the first half 2003 and first half 2004). Net banking income edged up 2.8%, assuming constant exchange rates, the continued deterioration of the interest margin, due to the low level of interest rates, reducing the effects of the substantial growth in outstanding loans and deposits (+8.7% and 11.7% respectively).

BancWest

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**756**	**804**	**-6.0%**
Operating Expenses and Dep.	-359	-397	-9.6%
Gross Operating Income	**397**	**407**	**-2.5%**
Provisions	-25	-41	-39.0%
Operating Income	**372**	**366**	**+1.6%**
Amortisation of Goodwill	-67	-77	-13%
Other Non Operating Items	-1	-1	+0.0%
Pre-Tax Income	**304**	**288**	**+5.6%**
Cost / Income	47.5%	49.4%	-1.9 pt
Allocated Equity (Ebn)	1.5	1.6	-6.2%
Pre-Tax ROE	**41%**	**36%**	+5 pt

At constant scope and exchange rates	% Change
Net Banking Income	**+2.8%**
Operating Expenses and Dep.	-0.5%
Gross Operating Income	**+6.0%**
Provisions	-33.5%
Operating Income	**+10.4%**
Pre-Tax Income	**+14.2%**

Cetelem continued its rapid growth. Net banking income jumped 10.1% compared to the first half 2003 with the full consolidation of the Polish and Brazilian subsidiaries and taking a 100% equity interest in the British subsidiary (the rise is 6.2% assuming constant scope and exchange rates). Pre-tax income was up 13.0% (+13.6% assuming constant scope and exchange rates). Growth in outstandings, up 11.7% as compared to 30 June 2003, was driven by rises in the amount of new loans in France (+9%) as well as abroad (+20%). In particular, the amount of loan applications processed over the Internet has risen rapidly.

Cetelem

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**831**	**755**	**+10.1%**
Operating Expenses and Dep.	-437	-391	+11.8%
Gross Operating Income	**394**	**364**	**+8.2%**
Provisions	-202	-171	+18.1%
Operating Income	**192**	**193**	**-0.5%**
Amortisation of Goodwill	-22	-26	-15.4%
Other Non Operating Items	56	33	+69.7%
Pre-Tax Income	**226**	**200**	**+13%**
Cost / Income	52.6%	51.8%	+0.8 pt
Allocated Equity (Ebn)	1.5	1.4	+8.2%
Pre-Tax ROE	**30%**	**29%**	**+1 pt**

At constant scope and exchange rates	% Change
Net Banking Income	**+6.2%**
Operating Expenses and Dep.	+5.4%
Gross Operating Income	**+7.0%**
Provisions	+7.9%
Operating Income	**+6.2%**
Pre-Tax Income	**+13.6%**

BNP Paribas Lease Group, UCB et Arval PHH continue their rapid expansion in Europe with outstandings as at 30 June 2004, excluding France, up respectively 11.9%, 27.3% and 27.7% compared to 30 June 2003. Arma was successfully consolidated with Arval PHH.

The businesses operating in **emerging and overseas markets** improved substantially their cost/income ratio during the first half 2004: a 3.6 point decline compared to the first half 2003.

Since the beginning of the year, the Group has undertaken several acquisition initiatives implicating IFRS's various business lines and situated in priority geographic areas:

- In the United States, BancWest is in the process of acquiring Community First and Union Safe Deposit,
- In the European Union:
  - Arval PHH has acquired Arma,
  - BNP Paribas Lease Group is acquiring Leaseco Nederland,
- in Russia, Cetelem reached an agreement to acquire an interest in the Russian Standard Bank (50%),
- in Turkey, BNP Paribas signed a Memorandum of Understanding to acquire an interest in Turk Ekonomi Bankasi (50%).

These acquisition initiatives amount to a potential 600 million euro contribution to the IRFS core business's NBI on a full-year basis.

2- ASSET MANAGEMENT AND SERVICES (AMS)[3]

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**1,418**	**1,197**	**+18.5%**
Operating Expenses and Dep.	-886	-835	+6.1%
Gross Operating Income	**532**	**362**	**+47%**
Provisions	-6	-3	n.s.
Operating Income	**526**	**359**	**+46.5%**
Amortisation of Goodwill	-33	-36	-8.3%
Other Non Operating Items	-3	-8	-62.5%
Pre-Tax Income	**490**	**315**	**+55.6%**
Cost / Income	62.5%	69.8%	-7.3 pt
Allocated Equity (Ebn)	3.2	2.9	+7.9%
Pre-Tax ROE	**31%**	**21%**	**+10 pt**

At constant scope and exchange rates	% Change
Net Banking Income	**+11.5%**
Operating Expenses and Dep.	+1.5%
Gross Operating Income	**+34.2%**
Provisions	x0.5
Operating Income	**+34.0%**
Pre-Tax Income	**+43.1%**

(3) Asset Management and Services, the new name of the Private Banking and Asset Management core business

The AMS core business grew its net banking income 18.5% compared to the first half 2003, to 1,418 million euros. This trend is partly the result of a scope expanded to include real estate services since the beginning of 2004. Assuming constant scope and exchange rates, the 11.5% rise in net banking income is a continuation of the recent sustained trend.

Due to this drive in revenues and a good control of operating expenses and depreciation (+6.1%, or +1.5% assuming constant scope and exchange rates), gross operating income, 532 million euros, rose sharply compared to the first half 2003 (+47.0%, or +34.2% assuming constant scope and exchange rates).

Pre-tax income (490 million euros) was up 55.6% (+43.1% assuming constant scope and exchange rates).

During the first six months of the year, total assets under Group management grew to 286 billion euros thanks in particular to 6.9 billion euros in new cash inflows.

Assuming constant scope and exchange rates, revenues from **Wealth & Asset Management** grew 14.2% compared to the first half 2003, while operating expenses and depreciation were stabilised, producing strong growth in gross operating income, at 57.6%.

Cortal Consors's customer base expanded during the first half of the year, taking in 40,400 new customers; its stock market business grew 18% despite a slow down in the second quarter and its assets under management rose 29%. In Asset Management, BNP Paribas has created a European leader in multimanagement services through a link-up of Cortal Consors and BNP PAM. Private Banking enjoyed good business in France and abroad. Real Estate services are fast-growing, in particular property management services (+12% compared to the first half 2003 with 5.3 million square metres of office space under management).

Wealth and Asset Management

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**697**	**545**	**+27.9%**
Operating Expenses and Dep.	-461	-421	+9.5%
Gross Operating Income	**236**	**124**	**+90.3%**
Provisions	-2	-3	-33.3%
Operating Income	**234**	**121**	**+93.4%**
Amortisation of Goodwill	-18	-17	+5,9%
Other Non Operating Items	2	-7	n.s.
Pre-Tax Income	**218**	**97**	**+124.7%**
Cost / Income	66.1%	77.2%	-11.1 pt
Allocated Equity (Ebn)	1.0	0.8	+14.2%

At constant scope and exchange rates	% Change
Net Banking Income	**+14.2%**
Operating Expenses and Dep.	+0.2%
Gross Operating Income	**+57.6%**

The Insurance business line has successfully continued to pursue its aggressive marketing strategy. Its net banking income jumped 18.1% compared to the first half 2003 due to continued sustained growth outside France (new premiums: +37% compared to the first half 2003) and a sizeable gain in market share in France (+1 point at 8.5% since the beginning of the year).

Insurance

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**406**	**344**	**+18.0%**
Operating Expenses and Dep.	-187	-173	+8.1%
Gross Operating Income	**219**	**171**	**+28.1%**
Provisions	-4	0	n.s.
Operating Income	**215**	**171**	**+25.7%**
Non Operating Items	-9	2	n.s.
Pre-Tax Income	**206**	**173**	**+19.1%**
Cost / Income	46.1%	50.3%	-4.2 pt
Allocated Equity (Ebn)	2.0	1.8	+11.0%

The Securities Services business line, still experiencing pressure on its margins and a slump in the number of market transactions, has continued its business development. The assets under custody as at 30 June 2004 were up 21% compared to 30 June 2003. Net banking income thus grew 2.3% and gross operating income rose 14.9% compared to the first half 2003.

Securities Services

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**315**	**308**	**+2.3%**
Operating Expenses and Dep.	-238	-241	-1.2%
Gross Operating Income	**77**	**67**	**+14.9%**
Provisions	0	0	n.s.
Operating Income	**77**	**67**	**+14.9%**
Amortisation of Goodwill	-9	-13	-30.8%
Other Non Operating Items	-2	-9	-77.8%
Pre-Tax Income	**66**	**45**	**+46.7%**
Cost / Income	75.6%	78.2%	-2.6 pt
Allocated Equity (Ebn)	0.2	0.3	-29.0%

3- CORPORATE AND INVESTMENT BANKING (CIB)

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**2,948**	**3,103**	**-5.0%**
*Incl. Trading Revenues**	*1,667*	*1,968*	*-15.3%*
Operating Expenses and Dep.	-1,651	-1,823	-9.4%
Gross Operating Income	**1,297**	**1,280**	**+1.3%**
Provisions	-64	-316	-79.7%
Operating Income	**1,233**	**964**	**+27.9%**
Amortisation of Goodwill	-9	-9	+0.0%
Other Non Operating Items	54	3	n.s.
Pre-Tax Income	**1,278**	**958**	**+33.4%**
Cost / Income	56.0%	58.7%	-2.7 pt
Allocated Equity (Ebn)	6.9	7.0	-2.5%
Pre-Tax **ROE**	**37%**	**27%**	**+10 pt**

* *including customer activity and related revenues*

Despite a more difficult market, the Corporate and Investment Banking core business posted 2,948 million euros in net banking income, close to the first half 2003 level (-5.0%).

Compared to the first half 2003, the business cut its operating expenses and depreciation 9.4% such that gross operating income edged up 1.3% to 1,297 million euros.

The cost of risk fell sharply (-79.7% to 64 million euros). Economic recovery combined with the Group's stringent credit policy resulted in an extremely limited net addition to provisions. The general provision set aside in 2003 for risks in Europe remained unused as of 30 June 2004.

The Corporate and Investment Banking core business's half yearly pre-tax income thus rose 33.4% to 1,278 million euros compared to the first half 2003.

The core business's pre-tax return on allocated equity for the first half of the year totalled 37%, up 10 points compared to the first half 2003.

The Advisory & Capital Market business line enjoyed a number of commercial successes. BNP Paribas moved into the number 1 spot during the first half of the year, with market share topping 10%, among corporate euro-denominated bond bookrunners. For the very first time, the Group ranks among Europe's top ten banks acting as financial advisors in connection with mergers and acquisitions[4].

The market risk level remains low, close to the 2003 level. The Advisory & Capital Market business line's net banking income totalled 1,809 million euros, down 14.5% compared to the first half 2003.

Advisory & Capital Market

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**1,809**	**2,117**	**-14.5%**
Operating Expenses and Dep.	-1,170	-1,345	-13.0%
Gross Operating Income	**639**	**772**	**-17.2%**
Provisions	-6	8	n.s.
Operating Income	**633**	**780**	**-18.8%**
Non Operating Items	6	3	n.s.
Pre-Tax Income	**639**	**783**	**-18.4%**
Cost / Income	64.7%	63.5%	+1.2 pt
Allocated Equity (Ebn)	2.6	2.6	+0.6 %

(4) Source: *International Financing Review.*

The **Financing Business** line also posted business performances which, for example, rank BNP Paribas as Europe's number 1 syndicated credit bookrunners for the first half of the year[4]. Even outside Europe, the Group ranks second global lead arranger of project finance[4] and was named "Best Commodity Bank 2004" by the magazine Trade Finance. Due to their good performances, the Financing business lines' revenues reached a high level: 1,139 million euros (+15.5% compared to the first half 2003).

Financing Business

in millions of euros	1st half 2004	1st half 2003	% Change
Net Banking Income	**1,139**	**986**	**+15.5%**
Operating Expenses and Dep.	-481	-478	+0.6%
Gross Operating Income	**658**	**508**	**+29.5%**
Provisions	-58	-324	-82.1%
Operating Income	**600**	**184**	**x3.3**
Non Operating Items	39	-9	n.s.
Pre-Tax Income	**639**	**175**	**x3.7**
Cost / Income	42.2%	48.5%	-6.3 pt
Allocated Equity (Ebn)	4.2	4.4	-4.3%

As of 30 June 2004, shareholders' equity, group share, totalled 27.5 billion euros and the Tier One ratio 8.4%. Standard & Poor's upgraded BNP Paribas' rating to AA on 6 July 2004, bringing it in line with the superior ratings that the two other leading agencies, Moody's and Fitch, had already given BNP Paribas. The Group's equity investment portfolio has unrealised capital gains estimated to be worth 2.1 billion euros as at 30 June 2004, 1.1 billion euros of which were related to BNP Paribas Capital.

BNP PARIBAS CAPITAL

in millions of euros	1st half 2004	1st half 2003	% Change
Net Capital Gains	**530**	**397**	**+33.5%**
Other Net Income	-2	-6	-66.7%
Operating Expenses and Dep.	-15	-19	-21.1%
Pre-Tax Income	**513**	**372**	**+37.9%**

As part of its programme announced in 2003, the Group bought back 1,445 million euros in BNP Paribas shares during the first half 2004. The completion of this programme and the neutralisation of the shares to be issued to the Group's employees imply the buy back of roughly another 450 million euros in shares in the second half of the year.

Commenting on these results as he addressed the Board members, Baudouin Prot, the Chief Executive, said: *"In the first half 2004, BNP Paribas did excellent business and generated very good results. Beyond the immediate outlook in the second half of the year – results in the second half being by nature lower than in the first half of the year – this drive is part of a substantive trend. The over 10% rise in risk weighted assets and the improved competitive positions of the core businesses reflect the Group's determination to harness its capital to step up the pace of organic growth and to enhance profitability. Furthermore, since the beginning of the year, the Group has initiated close to 2 billion euros in acquisitions, consistent with its priorities, that will be new growth levers in the coming years."*



BNP Paribas Group
Consolidated Balance Sheet

ASSETS

in millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Interbank and money market items:			
- Cash and amounts due from central banks and post office banks	13,443	5,827	8,544
- Treasury bills and money market instruments	133,783	106,671	94,821
- Due from credit institutions	192,419	162,950	170,588
Total interbank and money market items	**339,645**	**274,908**	**273,953**
Customer items:			
- Due from customers	224,824	201,611	203,606
- Leasing receivables	20,813	20,362	20,180
Total customer items	**245,637**	**221,973**	**223,786**
Bonds and other fixed income instruments	**62,116**	**55,005**	**47,584**
Equities and other variable income instruments	**75,012**	**52,506**	**41,328**
Insurance company investments	**66,430**	**62,275**	**59,372**
Investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment:			
- Investments in non-consolidated undertakings and other participating interests	2,532	2,160	2,562
- Equity securities held for long-term investment	3,749	4,612	5,017
Total investments in non-consolidated undertakings, other participating interests and equity securities held for long-term investment	**6,281**	**6,772**	**7,579**
Investments in companies carried under the equity method:			
- Financial sector companies	673	1,436	1,348
- Non-financial sector companies	994	195	228
Total investments in companies carried under the equity method	**1,667**	**1,631**	**1,576**
Tangible and intangible assets	**9,042**	**9,008**	**8,697**
Goodwill	**5,755**	**5,578**	**6,028**
Accrued income and other assets	**91,784**	**93,420**	**99,035**
Total assets	**903 369**	**783,076**	**768,938**

COMMITMENTS GIVEN

Financing commitments given	191,574	156,287	158,804
Guarantees and endorsements given	79,114	56,865	61,133
Commitments related to securities to be delivered	24,164	7,389	29,209
Insurance company commitments	391	1,297	788
Commitments incurred on forward and options contracts	24,658,779	18,356,809	16,628,833

LIABILITIES AND SHAREHOLDERS' EQUITY

in millions of euros	30 June 2004	31 Dec. 2003	30 June 2003
Interbank and money market items:			
- Due to central banks and post office banks	527	60	358
- Due to credit institutions	258,760	191,194	197,041
Total interbank and money market items	**259,287**	**191,254**	**197,399**
Customer items	**232,756**	**210,621**	**211,399**
Debt securities:			
- Retail certificates of deposit	5,945	4,933	5,848
- Interbank market securities	1,109	1,025	931
- Negotiable certificates of deposit	77,805	67,014	65,363
- Bonds, including short-term portion	10,785	9,952	10,351
- Other debt instruments	351	177	156
Total debt securities	**95,995**	**83,101**	**82,649**
Technical reserves of insurance companies	**66,126**	**61,808**	**59,196**
Accrued expenses and other liabilities	**197,988**	**184,820**	**167,282**
Badwill	**21**	**18**	**20**
Provision for contingencies and charges	**4,330**	**4,045**	**4,018**
Subordinated debt	**12,737**	**13,226**	**13,788**
Reserve for general banking risks	**796**	**843**	**992**
Minority interests in consolidated subsidiaries	**4,922**	**5,019**	**5,013**
Shareholders' equity:			
- Share capital	1,757	1,806	1,792
- Additional paid-in capital in excess of par and premium on acquisition	10,110	11,017	10,812
- Retained earnings	13,929	11,737	12,714
- Net income	2,615	3,761	1,864
Total shareholders' equity	**28,411**	**28,321**	**27,182**
Total liabilities and shareholders' equity	**903,369**	**783,076**	**768,938**

COMMITMENTS RECEIVED

Financing commitments received	62,572	43,976	56,381
Guarantees and endorsements received	51,572	42,951	40,493
Commitments related to securities to be received	24,185	7,852	26,867
Insurance company commitments	1,769	2,801	1,607



Consolidated Profit and Loss Account

in millions of euros	6 months to 30 June 2004	6 months to 30 June 2003	12 months to 31 Dec. 2003
Interest income	*13,851*	*14,069*	*27,174*
Interest expense	*(10,857)*	*(10,809)*	*(20,663)*
Net interest income	2,994	3,260	6,511
Income on equities and other variable income instruments	185	207	283
Commission income	*3,424*	*3,039*	*6,319*
Commission expense	*(1,115)*	*(968)*	*(2,026)*
Net commission income	2,309	2,071	4,293
Net gains on trading account securities	2,477	2,518	4,407
Net gains on securities available for sale	278	69	190
Other banking income	*473*	*486*	*970*
Other banking expenses	*(477)*	*(425)*	*(880)*
Net other banking income	(4)	61	90
Underwriting result and net investment income of insurance companies	881	764	1,658
Net icome from other activities	254	214	503
Net banking income	**9,374**	**9,164**	**17,935**
Operating expense:			
- Salaries and employee benefits, including profit sharing	(3,400)	(3,488)	(6,763)
- Other administrative expenses	(1,874)	(1,908)	(3,764)
Total operating expense	(5,274)	(5,396)	(10,527)
Depreciation, amortisation and provisions on tangible and intangible asset	(376)	(337)	(758)
Gross operating income	**3,724**	**3,431**	**6,650**
Net additions to provisions for credit risks and country risks	(460)	(657)	(1,361)
Operating income	**3,264**	**2,774**	**5,289**
Share of eamings of companies carried under the equity method	104	39	131
Gains on long-term investments and changes in provisions	604	344	912
Income before tax, non-recurring items, amortisation of goodwill and movements in the reserve for general banking risks	**3,972**	**3,157**	**6,332**
Net non-recurring expense	(77)	(54)	(494)
Corporate income tax	(944)	(898)	(1,481)
Amortisation of Goodwill	(181)	(200)	(399)
Movements in the reserve for general banking risks	45		147
Minority interests	(200)	(141)	(344)
Net income	**2,615**	**1,864**	**3,761**
Basic earnings per share, in euros [1]	**3.08**	**2.15**	**4.31**
Diluted earnings per share, in euros [2]	**3.07**	**2.13**	**4.28**

[1] *After the two-for one share-split.*

[2] *In accordance with Accounting Standards Committee (CRC) standard 99-07, earnings per share are also presented on a diluted basis, calculated in line with the method recommended by the French Accounting Board (OEC) in opinion No. 27. The method used to calculate diluted earnings per share also complies with IAS 33 "Earnings per share". Diluted earnings per share correspond to net income for the year divided by the weighted average number of shares outstanding, adjusted for the maximum number of potential ordinary shares, corresponding to dilutive instruments. Stock options are taken into account in the calculation of diluted earnings per share by the treasury stock method which is also allowed under IAS 33.*

For more detailed information, please refer to the updated reference document available in French at http://invest.bnpparibas.com

This English-language version of the BNP Paribas Interim Report 2004 is a translation of the original French text. It is not a binding document. In the event of a conflict in interpretation, reference should be made to the French version, which is the authentic text.

BNP PARIBAS

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